Exhibit 12
                                                               Page 1 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED


                                                        Three Months Ended
                                                    March 31,        March 31,
                                                      1995             1994


 OPERATING REVENUES                                 $253 412         $247 180

 OPERATING EXPENSES                                  187 802          182 727
   Interest portion of rentals (A)                     1 237              902
       Net expense                                   186 565          181 825

 OTHER INCOME:
   Allowance for funds used
     during construction                               1 165              876
   Other income, net                                  (1 223)          12 330
       Total other income                                (58)          13 206

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $ 66 789         $ 78 561

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 11 602         $ 11 710
   Other interest                                      4 254            3 342
   Interest portion of rentals (A)                     1 237              902
       Total fixed charges                          $ 17 093         $ 15 954

 RATIO OF EARNINGS TO FIXED CHARGES                     3.91             4.92

 Preferred stock dividend requirement                    386              908
 Ratio of income before provision for
   income taxes to net income (B)                      162.6%           160.7%
 Preferred stock dividend requirement
   on a pretax basis                                     628            1 459
 Fixed charges, as above                              17 093           15 954
       Total fixed charges and
         preferred stock dividends                  $ 17 721         $ 17 413

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        3.77             4.51
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                                                                  Exhibit 12
                                                                  Page 2 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED






 NOTES:

 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B)   Includes dividends on preferred securities of subsidiary of $2,297.

 (C) Represents income before provision for income taxes of $49,696 and $62,607, for the three months ended March 31, 1995 and March 31, 1994, respectively, divided by net income of $30,566 and $38,965, respectively.
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